

Mail Stop 3561

March 22, 2010

Mr. Paul D. Enright
Chief Financial Officer
Marine Exploration, Inc.
535 Sixteenth Street, Suite 820
Denver, Colorado 80202

> **Re: Marine Exploration, Inc.**
> **Forms 10-K and 10-K/A for Fiscal Year Ended June 30, 2009**
> **Filed September 28, 2009**
> **File No. 0-24637**

Dear Mr. Enright:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for Fiscal Year Ended June30, 2009

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

1. In future filings please separately report the deficit accumulated during the development stage from the deficit accumulated from previous business operations. In addition, it appears that the deficit accumulated during the development stage disclosed in the balance sheet should agree to the net loss reported from inception of the development stage to the end of the most recent year presented in the statements of operations. Please revise future filings accordingly or advise.

Note 6. Commitments, page F-13

2. Please revise your disclosure regarding the joint venture to fund salvage and treasure recovery operations for the specified projects, which appears to be further described in the description of your business, to comply with the requirements of EITF 07-1 (FASB ASC 808-10-50). Your disclosure should clearly describe the following:
    o   The nature and purpose of the arrangement;
    o   Your rights and obligations under the arrangement;
    o   Your accounting policies for the funding provided under the terms of the arrangement; and
    o   The income statement classification and amounts attributable to transactions arising from the arrangement.
    Please also disclose the funding provided and the remaining obligation as of the most recent balance sheet date. If you have not been able to make the required payments, please also disclose whether there are any penalties or uncertainties which are reasonably likely to result in a loss.

Item 9A. Controls and Procedures Disclosures Controls and Procedures, page 17

3. Please revise the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures to state, if true, that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing

similar functions, as appropriate to allow timely decisions regarding required disclosure. Refer to the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e). Please similarly revise your disclosure in future quarterly reports.

Internal Controls Over Financial Reporting, page 17

4.   It does not appear that the financial statement section of your document contains management's report on internal control over financial reporting. Please revise to include management's annual report on internal control over financial reporting as required by Item 308T(a) of Regulation S-K. Please note that since the auditor's attestation report is not required pursuant to the temporary rules of the Commission, you should provide the disclosure required by Item 308T(a)(4). In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

5.   Please revise your disclosure to state whether there has been any change, as opposed to significant changes, in your internal control over financial reporting during the last fiscal quarter, as opposed to the fiscal year, that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308T(b) of Regulation S-K. In addition, please revise your disclosure in future quarterly reports to provide the disclosure required by Item 308T(b) of Regulation S-K.

Signatures, page 24

6.   The report must also be signed on your behalf by your principal executive officer, principal financial officer, controller or principal accounting officer, and at least a majority of the board of directors. Any person who occupies more than one of the positions specified shall indicate each capacity in which he signs the report. Please amend the filing to include the appropriate signatures in the second signature section of Form 10-K. Refer to general instruction D.(2) and the signature section of Form 10-K.

Item 15. Exhibits and Financial Statement Schedules, page 23

7.   It appears that the report of your independent registered public accountant is incorporated by reference in previously filed registration statements. As such, please provide the consent required by Item 601(b)(23) of Regulation S-K.

Mr. Paul D. Enright
Marine Exploration, Inc.
March 22, 2010
Page 4

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson
Accounting Branch Chief